EXHIBIT 21


                         LIST OF SUBSIDIARIES

     The Partnership is a partner of the following joint ventures:
JMB/Piper Jaffray Tower Associates, an Illinois a general partnership, which is a partner in (i) OB Joint Venture II, an Illinois general partnership, which is a partner of 222 South Ninth Street Limited Partnership, a Minnesota limited partnership, which holds title to the Piper Jaffray Tower office building in Minneapolis, Minnesota, and (ii) OB Joint Venture, a South Dakota general partnership, which holds title to the land underlying the Piper Jaffray Tower office building; JMB/Piper Jaffray Tower Associates II, an Illinois general partnership, which also is a partner in OB Joint Venture, a general partnership, which holds title to the land underlying the Piper Jaffray Tower office building; 900 3rd Avenue Associates, an Illinois general partnership, which is a partner of Progress Partners, a general partnership, which holds title, prior to the sale in November 1999, to 900 Third Avenue Building located in New York, New York; and Maguire Thomas Partners-South Tower, a limited liability company, which holds title to Wells Fargo Center-IBM Tower located in Los Angeles, California. Reference is made to the Notes for a description of the terms of such joint venture partnerships. The Partnership is a 50% shareholder in Carlyle Managers, Inc., the general Partner of JMB/NYC Office Building Associates, L.P. ("JMB/NYC") and 50% shareholder in Carlyle Investors, Inc., which is the general partner of Carlyle-XIV Associates, L.P. The Partnership is a 99% limited partner in Carlyle-XIV Associates, L.P., which holds an approximate 25% limited partnership interest in JMB/NYC. JMB/NYC is a 99% limited partner in Upper Tier Associates, L.P. Reference is made to the Notes for a description of the terms of such joint venture partnerships.